August 1, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Attn:	Ms. Barbara C. Jacobs
Mr. Jay Ingram
Mr. Jeff Werbitt
Ms. Celeste Murphy

Re:	Acxiom Corporation (“Acxiom”)
Revised Preliminary Proxy Statement
Definitive Additional Material filed on July 20, 2006, by VA Partners, LLC
File No. 0-13163

Ladies and Gentlemen:

On behalf of VA Partners, LLC (together with its affiliates participating in the proxy solicitation and named in the proxy statement, “VAC”), I enclose for filing with the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934, as amended, one copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Definitive Additional Material filed on July 20, 2006 (the “Original Material”), as amended by Amendment No. 1 filed with the SEC on August 1, 2006 (“Amendment No. 1”). Because the materials composing Amendment No. 2 are predominantly graphics, we are unable to provide a marked copy of Amendment No. 2.

Effective yesterday, VAC terminated public access to its web site, www.changeatacxiom.com, which contains the Original Material. Yesterday, Acxiom filed with the SEC Amendment No. 1 to its 2006 Annual Report on Form 10-K (“Acxiom’s 10-K Amendment”). VAC is currently evaluating Acxiom’s 10-K Amendment and intends to amend further the Original Material, as amended, as promptly as practicable to reflect Acxiom’s most recent disclosures. At that time, VAC intends to amend the web site to conform to the material on file with the SEC and restore public access to the web site.

VAC has authorized me to provide the following responses to comments 12, 13 and 14 raised in your letter dated July 26, 2006, from Barbara C. Jacobs, Assistant Director, to VA Partners, LLC. The numbered paragraphs below correspond to the numbered paragraphs of your letter. For your convenience, the comments are included in this letter in boldface type and are followed by the applicable response.

Definitive Additional Material filed on July 20, 2006

Historical Stock Price Performance

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

August 1, 2006

12.	We refer you to the indexed stock price performance of the comparables. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables. Are the comparables the same companies that were included in Acxiom’s comparison of 5-year cumulative total return that was disclosed in its 2005 proxy statement? If not, please explain why you have chosen different comparables and disclose the criteria that were used to choose the selected comparables. Also, revise to clarify whether the “peers” that you reference are the same companies as those referenced in footnote 1 to the “Indexed Stock Price Performance” graph. Similar disclosure should be included as it relates to the “data marketing services” and “IT management” that are considered “peer” companies in the “Historical EBIT Margins” table.

In response to the Staff’s comment, VAC has revised each of the referenced disclosures to include a comparables composite using the peers that Acxiom has most recently publicly identified. These peers are listed on slide number nine of the investor briefing filed by Acxiom on Form 8-K with the SEC on July 11, 2006. On that slide, which is entitled “Acxiom’s Share Price has Outperformed Market Indices and Peers Over the Past 3 Years,” Acxiom lists the following six companies as its “peers”: Dun & Bradstreet; Harte Hanks; Equifax; InfoUSA; ChoicePoint; and Fair Isaac. VAC has also revised each of the referenced disclosures to explain that VAC has selected the same peer companies as most recently publicly identified by Acxiom. VAC likewise intends to amend the disclosure in its previously filed preliminary proxy statement, as amended, under the heading, “Why Change is Needed at Acxiom – Weak Stock Price Performance,” to define the term “peer companies” to include these same six peer companies.

VAC notes that Acxiom’s latest disclosures no longer compare Acxiom’s stock price performance to that of the NASDAQ Computer & Data Processing Index, as Acxiom had done in its 2005 Proxy Statement, and that both Acxiom and VAC now compare Acxiom’s stock price performance to the NASDAQ and S&P 500 indices.

Low Returns on Investments

13.	We refer you to the immediately preceding comment. Please expand your disclosure to provide a materially complete discussion regarding the selection of the referenced comparables noted in footnote 1 and 2 to the “Capital Spending as % of Revenue” and “Returns on Invested Capital” charts.

VAC has revised the disclosure to conform the list of referenced comparables noted in footnote 1 to the list of peer companies stated in Item 12 above in all charts in which such companies appear, as follows: (a) Historical Stock Price Performance (footnote 1); (b) Low Returns on Investment (footnote 1); (c) EBIT Margins Also Lag Database Marketing Peers (footnote 2); and (d) Breaking Down Internal Growth (footnote 1). VAC has also revised the disclosure to provide a materially complete discussion regarding the selection of “IT Management” comparables in all charts in which such comparables appear, as follows: (a) Low Returns on Investments (footnote 2); and (b) EBIT Margins Also Lag Database Marketing Peers (footnote 3).

14.	We note the statement that Acxiom’s ROIC is on par with IT management/outsourcing providers despite only 25% of sales from this segment. Please expand to explain this statement and also summarize the information found in the charts that accompany this statement to support your assertion.

Ms. Barbara C. Jacobs

Mr. Jay Ingram

Mr. Jeff Werbitt

Ms. Celeste Murphy

August 1, 2006

In response to the Staff’s comment, VAC has revised its disclosure to include the following introductory statement:

“According to Acxiom’s financial statements for years 2001 through 2005, approximately 75% of Acxiom’s revenues are derived from database marketing services, and approximately 25% of revenues are derived from outsourcing/IT management services. As indicated in the graphs below, the database marketing services peer group generates returns on invested capital (ROIC) that are substantially higher than the IT management/ outsourcing peer group. If Acxiom generated returns-on-investment similar to its peers in the database marketing services sector, where it earns the vast majority of its revenue, we believe that Acxiom’s consolidated ROIC would be substantially higher than it has been during the past five years. As the two graphs below indicate, over the past five years, Acxiom’s capital spending as a percentage of revenue and returns on invested capital more closely resemble its peers in the IT management services sector even though only 25% of its revenues are derived from those business lines.”

If you have any questions regarding this filing, please contact the undersigned at (415) 362-3700 or Christopher G. Karras of Dechert LLP at (215) 994-2412.

Very truly yours,

VA PARTNERS, LLC

By:	/s/ Allison Bennington
Allison Bennington
General Counsel

Enclosures

cc:	Christopher G. Karras, Dechert LLP